Exhibit 99.1

GENFIT Informs its Shareholders of Certain Procedures for the Combined General Meeting of June 15, 2021

Lille, France; Cambridge, MA; May 27, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases (the “Company”), today informs its shareholders of certain participation and organization procedures for the ordinary and extraordinary general meeting of June 15, 2021 (the “Combined General Meeting”) in accordance with decree n°2021-255 of March 9, 2021, extending the application of measures of ordinance n°2020-321 of March 25, 2020 and its application decree n°2020-418 of April 10, 2020 which was extended until July 31, 2021 by the decree n°2021-255 of March 9, 2021 (the “Decree”).

Due to the ongoing lockdown measures and restrictions imposed by the French government, in force at the time of the convening of the Combined General Meeting, the Board of Directors of the Company has decided that the Combined General Meeting will be conducted behind closed doors at the Company’s headquarters located at Parc Eurasanté, 885 Avenue Eugène Avinée, Loos (59120), France, without the physical presence of shareholders and others who are usually entitled to attend.

Opening of the electronic voting platform VOTACCESS

Since yesterday, shareholders can send their voting instructions, give a proxy to the President of the Combined General Meeting and designate a representative before the Combined General Meeting via the VOTACCESS platform. Further information on the electronic voting procedures via VOTACCESS can be found on the GENFIT website (https://ir.genfit.com//). A tutorial is available in the same section so that shareholders can familiarize themselves with this tool. A helpline is equally at hand if shareholders wish to ask any questions on how to vote at the Combined General Meeting.

Online voting for the Combined General Meeting will close the day before the meeting, at 3.00pm Paris time on June 14, 2021. In order to avoid a potential bottleneck on the VOTACCESS website, it is advised that shareholders do not wait until the day before the Combined General Meeting to vote.

As shareholders will be unable to participate physically in the Combined General Meeting, admission cards will therefore not be delivered.

Composition of the Combined General Meeting committee

The Combined General Meeting will be chaired by Mr. Jean-François Mouney, Chairman of the Board of Directors.

Given the current pandemic and in accordance with the provisions of the Decree, the Company informs that it has appointed as observers (scrutateurs) of the Combined General Meeting: Biotech Avenir and University of Lille, which have each accepted this appointment.

Combined General Meeting broadcast details

We remind all shareholders that they will not be able to participate and vote live in the Combined General Meeting via telephone or video conference.

A live audio broadcast of the Combined General Meeting will be available on the Company’s website (https://ir.genfit.com) and a replay will be available in the Investors section of our website (https://ir.genfit.com) under the “Events” section and on the “Shareholders Meeting” page under “Financials”, as soon as possible at the end of the Combined General Meeting and at the latest before the end of the fifth business day after the Combined General Meeting.

Preparatory documents

Preparatory documents for the Combined General Meeting according to article R.22-10-23 of the French Commercial Code were uploaded on the Company’s website www.genfit.fr on May 25, 2021.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). Elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority. As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4®, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4® technology has been licensed to LabCorp® in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4® technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the

Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie BOYER – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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